CERTIFICATE OF AMENDMENT OF
                  ARTICLES OF INCORPORATION OF
                    HARRY HURST, JR., INC.

Harry Hurst, Jr. certifies that:

1. The original article were filed with the Office of the Secretary of State on October 9,1997.

2. As of the date of this certificate, 2,000,000 shares of stock of the corporation have been issued.

3.  Pursuant to a shareholders' meeting at which in excess of 51
% voted in favor of the following amendment, the corporation hereby adopts the following amendments to the Articles of Incorporation of this corporation:

First:       Name

The name of the corporation is GolfGear International, Inc. (the
"Corporation").

/s/  Harry Hurst, Jr.
Harry Hurst, Jr.,
President/Director

State of Nevada
                  SS
County of Clark

On December 2, 1997, personally appeared before me, a Notary
Public, Harry Hurst, Jr., who acknowledged that he executed the above instrument.


By: /s/
Notary Public in and for said County and State